September 12, 2005

via U.S. mail and facsimile

Reginald M. Fountain, Jr., Chief Executive Officer
Fountain Powerboat Industries, Inc.
Post Office Drawer 457
Washington, NC  27889

	Re:	   Item 4.02 Form 8-K
	Filed:	   September 8, 2005
	File No.  1-10316

Dear Mr. Fountain:

	We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements.
1. You have disclosed that the restatements affecting the periods disclosed in your Item 4.02 Form 8-K filed on September 8, 2005 were due to omissions and errors in the entry and reconciliation of certain items to the general ledger during these periods. You have also stated that you will correct certain accounting adjustments made as part of the year end process which increased revenues and assets and decreased liabilities. However, you have not provided sufficient disclosure relating to the underlying facts that lead you to conclude that a restatement was required relating to these periods. Please expand your disclosure to include this information and in doing so, please file an amended Form 8-K.
2. Please tell us and disclose in your amended filings why the accounting errors made as part of the year-end audit process require reversal. In this regard, please further clarify your statement that your inability to produce sufficient documentation to reconcile the adjustments resulted in your conclusion that such adjustments were erroneous.








	We remind you that when you file your restated Forms 10-K/A and
10-Q/A you should appropriately address the following:
* an explanatory paragraph in the reissued audit opinion,
* full compliance with APB 20, paragraphs 36 and 37,
* fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial data,
* updated Item 9A. and Item 4. disclosures should include the following:
o a discussion of the restatement and the facts and circumstances surrounding it,
o how the restatement impacted the CEO and CFO`s original conclusions regarding the effectiveness of your disclosure controls and procedures,
o changes to internal controls over financial reporting, and
o anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.
Refer to Items 307 and 308(c) of Regulation S-K.
* updated certifications.

*    *    *    *

      Please respond to these comments within 5 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 551-
3754
or, in her absence, to the undersigned at (202) 551-3255.

							Sincerely,



							Nilima Shah
							Accounting Branch Chief
??

??

??

??

Mr. Reginald M. Fountain, Jr.
Fountain Powerboat Industries, Inc.
September 12, 2005
Page 1 of 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE